

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2013

Via E-mail
Lawrence Lee Seng Huat
President and Chief Executive Officer
Voz Mobile Cloud Ltd.
190 Middle Road, #19-05
Fortune Centre
Singapore 688979

>   **Re: Voz Mobile Cloud Ltd.**
>   **Registration Statement on Form S-1**
>   **Filed December 17, 2012**
>   **File No. 333-185523**

Dear Mr. Huat:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Tell us why you believe that your company is not a shell company as defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act. In this regard we note that management decided to write off your intellectual property rights as of September 30, 2012 and your only remaining assets consist of $2,500 in prepaid expenses. We also note that you have not generated any revenues from your business operations and you have not entered into any significant agreements with customers to secure future business. If you are unable to conclude that you are not a shell, please revise the cover page to prominently indicate that you are a shell company, and discuss the resale limitations of Rule 144(i) in the filing.

2.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please expand your risk factor on page 7 to briefly

describe the exemption from Section 14A(a) and (b) of the Securities Exchange Act of 1934 that is available to you and clearly state that as a result of your election under Section 107(b) of the JOBS Act to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures. In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Cover page

4. We note your statement that "[t]here is no minimum number of shares required to be purchased." However, we also note statements throughout your prospectus that you are offering "a minimum" of 1,250,000 shares and that if you do not receive the minimum amount of $250,000 you will return the investors' funds. Please explain.

Summary, page 3

5. Please disclose in your summary that your auditor has expressed concern about your ability to continue as a going concern.

6. We note your disclosure that Baxtech Asia Pte. Ltd. licensed its "proprietary" Universal Communication System to you. Please clarify the nature of Baxtech's proprietary interest in this product.

7. Clearly disclose whether the Universal Communication System is currently ready for sale and use by customers. We note your disclosure on page 18 that you intend to conduct trials with the product should you raise the minimum proceeds from this offering. If the product is still in development or being tested, revise your disclosure to clarify that it is not ready to be used by customers and indicate the amount of time necessary before the product will be ready to introduce to the marketplace.

8. Please disclose in your summary that Mr. Huat, your sole officer and director, is the beneficial owner of 66% of your common stock as a result of his control of Baxtech Asia

Pte. Ltd. Correct the inconsistent statements under "Our Business" which disclose different levels of beneficial ownership for Baxtech Asia Pte. Ltd. (8.8 million shares vs. 22.8 million shares).

Risk Factors, page 6

9.   Please revise your risk factor disclosure so that it is specific to your company, your level of operations, your experiences and your industry. Add context to the discussion by providing concrete examples of how the risks apply to you. While we have commented on particular risk factors, below, generally revise your risk factors so that they are not generic to any company or any industry at your level of development.

10.   Please revise to include a risk factor discussing the amount of discretion the company will have over the use of proceeds.

11.   Please include a risk factor highlighting the potential difficulty an investor may have in bringing suit against the company and Mr. Huat due to the fact that he is not a U.S. resident.

12.   Include a risk factor highlighting your shell company status and the restrictions imposed upon the transferability of unregistered shares outlined in Rule 144(i).

13.   We note that your sole officer and director, Mr. Huat, does not appear to have any experience in accounting. Please provide risk factor disclosure regarding his lack of accounting experience as well as Mr. Huat's lack of experience managing a public company (as noted on page 30).

14.   Include a risk factor, if true, addressing the risk that the Universal Communication System has not yet been marketed to or used by customers.

"We may not be successful in implementing our business strategies," page 8

15.   Please expand this risk factor or include additional risk factor disclosure addressing the funding you will need to proceed with your business plan and the expected time frame for the implementation of your plan. Compare that amount with the range of proceeds you may receive from the offering.

"There are risks associated with forward-looking statements," page 11
Cautionary Statements Regarding Forward-Looking Statements, page 11

16.   The disclosure in each of these sections is duplicative of your disclosure on page 6 of your prospectus. Please revise.

Use of Proceeds, page 12

17.   We note disclosure on page 3 that the $30,000 monthly retainer you owe under the Reseller Agreement will be accrued and will not be paid until you have raised $250,000 in proceeds from this offering. Please revise your disclosure on page 12 to clarify whether the "Software Development Development" amount is the monthly retainer fee. If the monthly retainer is not reflected in your Use of Proceeds, please revise or explain.

18.   Clarify whether the salary expenses will be accrued.

Management's Discussion and Analysis of Financial Condition…, page 17

19.   Please revise your Management's Discussion and Analysis to prominently state that your independent auditors have expressed substantial doubt as to your ability to continue as a going concern.

Liquidity and Capital Reserves, page 18

20.   We note that you intend to seek additional debt financing or obtain funding from Baxtech Asia Pte. Ltd. to fund your cash requirements. Please quantify the debt financing you need, in addition to the proceeds from this offering, in order to implement your business plan. In addition, clarify whether Baxtech has indicated the amount of additional funding it is willing to provide.

Business, page 20
Overview, page 20

21.   Explain why Mr. Huat plans to commercialize the Universal Communication Systems through the company instead of Baxtech Asia Pte. Ltd. Clarify whether Mr. Huat is the sole principal and employee of Baxtech Asia Pte. Ltd, and if so, make clear throughout the document when talking about both companies.

Product & Service Advantages, page 22

22.   Provide your basis for the statement: "We believe the telcos can launch the Universal Communication System at a fixed fee per month per user and we can share half of that revenue."

Industry Analysis, page 23

23.   Please provide support for your assertions regarding the marketplace.

Product, page 25

24.   Discuss whether the Company's existing patents relate to the technology underlying the Universal Communication System. We note your statement that you continue to look for opportunities to exploit the patents.

25.   Please revise your disclosure here and throughout your prospectus to clarify that you do not have any ownership interest in the Universal Communication System, rather it is the product for which you are the exclusive reseller in the United States.

Operations Plan, pages 27 and 28

26.   Please amend your filing to include your plan of operations for the remainder of the year ended December 31, 2012 and the first six months of 2013 in accordance with Item 101(a)(iii)(B), items (1) through (4) of Regulation S-K.

Management, page 29

27.   Please confirm through disclosure that Mr. Huat works full time for the company. If not, disclose the amount of time devoted to the company.

Where You Can Find More Information, page 34

28.   Since you will be reporting company pursuant to Section 15(d) of the Securities Exchange Act of 1934 following effectiveness of this registration statement, correct the inference that you will be subject to the reporting requirements triggered by Section 12 registration (e.g. proxy statements).

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-11

29.   Please have your auditor revise their report to specifically identify in the opening paragraph the statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2011 and December 31, 2010, pursuant to AU Section 508.08.

Statements of Stockholders' Equity, page F-14

30.   Please provide information covering the year ended December 31, 2010 in the statement of stockholders' equity as required by Rule 8-02 of Regulation S-X. Also, revise the title to reflect the statements of stockholders' equity for the years ended December 31, 2011 and 2010. We note the title currently is for the period from inception through December 31, 2011.

Note 3, Summary of Significant Accounting Policies - Basis of Presentation, page F-16

31.   Please remove the sentence that indicates the financial statements and footnotes do not include all of the information necessary for a comprehensive presentation of financial position, results of operations, or cash flows.

Note 4, Income Taxes, page F-19

32.   Please tell us why the valuation allowance is $1,235 but the deferred tax assets (DTA's) for net operating losses and stock based compensation indicates the total is $299,235 and the disclosure indicates a full valuation allowance for DTA's at December 31, 2011.

Signatures

33.   Please note that your registration statement must be signed by your principal financial officer and controller or principal accounting officer. If Mr. Huat serves in each of those capacities, the signature page should reflect each position. See Instruction 1 to the Signatures section of Form S-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Staff Accountant at (202) 551-3273 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        David E. Wise